6295 Northam Drive, Unit 8 Mississauga, Ontario L4V 1W8 T: 905.673.8501 • F: 905.673.9865

June 30, 2011

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	CardioGenics Holdings, Inc. Form 10-K for the Fiscal Year Ended October 31, 2010 Filed January 31, 2011 File No. 000-28761

Dear Mr. Krikorian:

I am writing in reply to your letter of June 23, 2011 wherein you raised several questions regarding the above filing.

Firstly, let me thank you for bringing these matters to our attention. We endeavour to meet filing requirements and appreciate the assistance which you are offering.

I will address your questions in order of your asking.

1.
Liquidity and Capital Resources. Our current annual cash requirement is approximately $1,500,000. The cash balance at the year end was $1,844,752, meaning that we had sufficient cash reserves to cover greater than 14 months operations. This assumes no revenue over the period. We are in fact anticipating revenues before the end of our next fiscal year. In short, we have enough cash for a minimum of 12 months.

2.
Controls and Procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of October 31, 2010.

Mr. Stephen Krikorian
Securities and Exchange Commission
June 30, 2011
Page -2-

3.
Commitments and Contingent Liabilities. The Company is of the opinion that losses are remote. In our future filing, we will enhance our disclosures regarding the legal contingencies following the SEC 415.

4.	Identification of the certifying individual. This will be amended in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the above please contact me.

Yours truly,
CARDIOGENICS HOLDINGS INC.

By:  /s/ Dr. Yahia Gawad
        Dr. Yahia Gawad
        Chief Executive Officer